Exhibit (a)(1)(F)

Copart, Inc.

For Immediate Release

Copart Commences Tender Offer to Purchase up to 13,888,888 Shares of its Common Stock

Dallas, TX (June 4, 2015) – Copart, Inc. (NASDAQ: CPRT) today announced it has commenced a modified “Dutch Auction” tender offer to purchase up to 13,888,888 shares of its common stock at a purchase price not greater than $36.00 nor less than $34.75 per share. The number of shares proposed to be purchased in the tender offer represents approximately 11.0% of the 126,522,148 shares of Copart common stock currently outstanding. The last reported trading price of Copart common stock on the NASDAQ Global Select Market on June 3, 2015 was $34.55 per share.

The tender offer will expire at 5:00 p.m. New York City time on July 6, 2015, unless extended by Copart. Tenders of Copart’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. The tender is subject to conditions and other terms set forth in the tender offer materials that are being distributed to stockholders and filed with the Securities and Exchange Commission (SEC) today.

On the terms and subject to the conditions of the tender offer, Copart’s stockholders will have the opportunity to tender some or all of their shares within the $34.75 to $36.00 per share range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Copart will select the lowest purchase price within the price range that will enable it to buy 13,888,888 shares, or such lesser number of shares that are tendered and not withdrawn. All shares accepted in the tender offer will be purchased at the same price per share even if the stockholder tendered at a lower price. If stockholders tender more than 13,888,888 shares at or below the purchase price per share, Copart will purchase the shares tendered at or below the determined purchase price by those stockholders, subject to proration and certain other factors.

None of Copart, its directors and officers, the information agent, or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer or as to the purchase price or purchase prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to how many shares they will tender, if any. In so doing, stockholders should read and evaluate carefully the information in the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (the “Letter of Transmittal”) to be distributed to holders of Copart common stock.

All of Copart’s directors and executive officers have advised Copart that they do not intend to tender any of their shares in the tender offer.

The information agent is Georgeson Inc. and the depositary is Computershare Trust Company, N.A.

The Offer to Purchase, Letter of Transmittal, and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of Copart’s shares. For questions and information, please call the information agent at 1-800-932-9864.

This press release is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of Copart common stock. The tender offer is being made only pursuant to the Offer to Purchase (as may be amended or supplemented), the related Letter of Transmittal, and other related documents that Copart is sending to its stockholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by Copart to Copart’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website at www.sec.gov or by contacting Georgeson Inc., the information agent for the tender offer, at 1-800-932-9864.

Copart, Inc.

About Copart

Copart, founded in 1982, provides vehicle sellers with a full range of remarketing services to process and sell salvage and clean title vehicles to dealers, dismantlers, rebuilders, exporters and, in some states, to end users. Copart remarkets the vehicles through Internet sales utilizing its VB3 technology. Copart sells vehicles on behalf of insurance companies, banks, finance companies, fleet operators, dealers, car dealerships and others as well as cars sourced from the general public. The company currently operates in the United States and Canada (www.copart.com), the United Kingdom (www.copart.co.uk), Brazil (www.copart.com.br), Germany (www.copart.de), the United Arab Emirates and Bahrain (www.copartmea.com), and Spain (www.autoresiduos.com). Copart links sellers to more than 750,000 members in over 150 countries worldwide through its multi-channel platform. Copart was recently ranked at the top of Deloitte’s “Exceptional 100” list of companies, which reviewed U.S. publicly traded companies based upon a multidimensional approach to measuring financial performance. For more information, or to become a Member, visit www.copart.com.

Forward-Looking Statements

This press release contains forward-looking statements, such as references to completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from those projected or implied due to various factors, such as the possibility that stockholders may not tender their shares in the tender offer, or to other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the SEC, including our Schedule TO and the documents referred to therein. The statements presented in this press release speak only as of the date of the release. Please note that except as required by applicable law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason. Notwithstanding anything in this press release, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

Contact:	Wendy Lucero, Assistant to the Chief Financial Officer
972-391-5043 or wendy.lucero@copart.com